NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 22, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on July 10, 2019. Pursuant to the terms of the Warrants Agreement, the Class B Warrants of General Motors Company expires on July 10, 2019. Each Warrant entitles the holder to purchase one (1) share of Common Stock of General Motors Company at an exercise price of $18.33 per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 8, 2019.